UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2023

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Delisting and Cancellation of Trading, dated 01 February 2023

 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

1 February 2023

MICRO FOCUS INTERNATIONAL PLC

Delisting and Cancellation of Trading of Micro Focus International PLC Shares

Further to the announcement made by Micro Focus International PLC ("Micro Focus") on 31 January 2023, Micro Focus today announces that, following an application by Micro Focus, the Financial Conduct Authority has cancelled the listing of Micro Focus Shares on the premium listing segment of the Official List and the London Stock Exchange has cancelled the trading of Micro Focus Shares on the London Stock Exchange's main market for listed securities, in each case with effect from 8:00 a.m. today, 1 February 2023.

The cancellation of the listing of the Micro Focus ADSs on the New York Stock Exchange has been applied for and is expected to take effect on 10 February 2023. In addition, there has been made or will be made an application to terminate Micro Focus's registration with the SEC.

Unless otherwise defined, capitalised terms used in this announcement (the "Announcement") shall have the meanings given to them in the circular posted to Micro Focus Shareholders on  20 September 2022 (the "Scheme Document") in relation to the recommended all cash acquisition of the entire issued, and to be issued, share capital of Micro Focus by Open Text Corporation through its wholly-owned subsidiary, Open Text UK Holding Limited, by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006 (such scheme of arrangement having become effective on 31 January 2023). Full details of the terms and conditions of the Acquisition and the Scheme are set out in the Scheme Document. All references to times in this Announcement are to London, United Kingdom times unless otherwise stated.

Enquiries:

Micro Focus Ben Donnelly, Investor Relations	+44 (0) 1635 32646 Investors@microfocus.com
Goldman Sachs International (Lead financial adviser to Micro Focus) Jung Min Nicholas van den Arend Nick Harper	+44 (0) 20 7774 1000
Numis Securities Limited (Financial adviser and corporate broker to Micro Focus) Simon Willis Joshua Hughes Havish Patel	+44 (0) 20 7260 1000
Jefferies International Limited (Financial adviser and corporate broker to Micro Focus) Sam Barnett Philip Noblet	+44 (0) 20 7029 8000
Brunswick (PR Adviser to Micro Focus) Sarah West Jonathan Glass	+44 (0) 20 7404 5959 microfocus@brunswickgroup.com
OpenText Harry Blount, SVP, Investor Relations	+1 415 963 0825
Barclays Bank PLC, acting through its Investment Bank (Sole financial adviser to OpenText and Bidco) Omar Faruqui Bruce Rothney Steven Markovich Michael Keslosky Darren Johnson	+44 (0) 20 7623 2323

Slaughter and May and Cravath, Swaine & Moore LLP are acting as legal advisers to Micro Focus.

Allen & Overy LLP and Cleary Gottlieb Steen & Hamilton LLP are acting as legal advisers to OpenText and Bidco.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities of Micro Focus in any jurisdiction in contravention of applicable law.

This Announcement does not constitute a prospectus, prospectus equivalent document or an exempted document.

Important notices relating to financial advisers

Barclays Bank PLC, acting through its Investment Bank, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for OpenText and Bidco and no one else in connection with the matters described in this Announcement and will not be responsible to anyone other than OpenText and Bidco for providing the protections afforded to clients of Barclays nor for providing advice in relation to the Acquisition or any other matter referred to in this Announcement.

Goldman Sachs International ("Goldman Sachs"), which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Goldman Sachs or for providing advice in connection with the matters referred to in this Announcement. No representation or warranty, express or implied, is made by Goldman Sachs as to the contents of this Announcement.

Numis Securities Limited ("Numis"), which is authorised and regulated by the FCA in the United Kingdom, is acting exclusively for Micro Focus and no one else in connection with the Acquisition and the contents of this Announcement and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Numis nor for providing advice in relation to the Acquisition, the contents of this Announcement, or any matters referred to herein. Neither Numis nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Numis in connection with this Announcement, any statement contained herein or otherwise.

Jefferies International Limited ("Jefferies"), which is regulated in the United Kingdom by the FCA, is acting as financial adviser exclusively for Micro Focus and no one else in connection with the matters set out in this Announcement. In connection with such matters, Jefferies will not regard any other person as its client and will not be responsible to anyone other than Micro Focus for providing the protections afforded to clients of Jefferies or for providing advice in relation to the contents of this Announcement or any other matter referred to herein. Neither Jefferies nor any of its subsidiaries, affiliates or branches owes or accepts any duty, liability or responsibility whatsoever (whether direct, indirect, consequential, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Jefferies in connection with this Announcement, any statement contained herein or otherwise.

Overseas jurisdictions

This Announcement has been prepared for the purposes of complying with English and Scots law, the UK Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of the UK.

Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. The release, publication or distribution of this Announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the UK should inform themselves of, and observe, any applicable legal or regulatory requirements. Any failure to comply with such requirements may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 01 February 2023

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer